
SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH, D.C. 182 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.



07001716

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response 12.00

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 06/30/07
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

H.D. BRENT & COMPANY, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street, Suite 1350
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent D. Hurt	**(312) 499-9600**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Brent D. Hurt**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **H.D. Brent & Company, Inc.** as of **June 30, 2007** are true and correct. I further (swear) (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

23rd day of August 2007


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

H.D. BRENT & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of June 30, 2007

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
H.D. Brent & Company, Inc.

We have audited the accompanying statement of financial condition of H.D. Brent & Company, Inc. (the "Company"), as of June 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H.D. Brent & Company, Inc. as of June 30, 2007, in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
August 23, 2007

H.D. BRENT & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
as of June 30, 2007

ASSETS

Cash	$	203
Receivable from broker-dealer		44,974
	$	45,177

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	4,564
Shareholder's Equity		
Common stock, $0.01 par value; 500 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		38,999
Retained earnings		1,613
		40,613
	$	45,177

See accompanying notes.

H.D. BRENT & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of June 30, 2007

1. Organization and Business

H.D. Brent & Company, Inc. (the "Company"), is a wholly-owned subsidiary of H.D.B. Holdings, Inc. (the "Parent"). The Company was incorporated in the State of Illinois on December 8, 1997 as H.D. Brent, Inc. and changed its name on January 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company conducts business primarily with retail customers and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on trade date.

Income Taxes
The Company's taxable income is included in the consolidated income tax return filed by the Parent. The companies provide for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

For the year ended June 30, 2007, there was no material difference between the income shown on the financial statement and the income for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of $5,000. At June 30, 2007, the Company had net capital and net capital requirements of $40,613 and $5,000, respectively.

4. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to a clearing deposit and commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **H.D. BRENT & COMPANY, INC.** as of **June 30, 2007**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$ 40,613	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 40,613	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$	[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 40,613	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (Receivable from related party)				[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 40,613	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$ 0	[3740]
10.	Net Capital					$ 40,613	[3750]
						OMIT PENNIES	

Note: There are no material differences between the audited computation of net capital and that per the Company's amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **H.D. BRENT & COMPANY, INC.** as of **June 30, 2007**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item				Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$	304	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14.	Excess net capital (line 10 less 13)			$	35,613	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	40,157	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item				Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	4,564	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))					[3838]
19.	Total aggregate indebtedness			$	4,564	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				11.24%	[3850]
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11)				11.24%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		[3880]
24.	Net capital requirement (greater of line 22 or 23)	$		[3760]
25.	Excess net capital (line 10 less 24)	$		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000			[3920]

OTHER RATIOS

Part C

No.	Item	Amount	Code
29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

H.D. BRENT & COMPANY, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER TO RULE 15c 3-3
for the year ended June 30, 2007

The Company did not handle any customer cash or securities during the year ended June 30, 2007 and does not have any customer accounts.

H.D. BRENT & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3
for the year ended June 30, 2007

The Company did not handle any customer cash or securities during the year ended June 30, 2007 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL

To the Shareholder of
H.D. Brent & Company, Inc.

In planning and performing our audit of the statement of financial condition of H.D. Brent & Company, Inc. (the "Company") as of June 30, 2007, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliances with the exemptive provisions if Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
August 23, 2007

END